Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

November 21, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Cyalume Technologies Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed April 7, 2016

File No. 000-52247

Dear Mr. Spirgel:

On behalf of Cyalume Technologies Holdings, Inc. (the “Company”), set forth herein please find the responses to the comment given in your letter dated November 14, 2016 regarding the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on April 7, 2016. The comment contained in your letter is reproduced below, together with our response thereto.

Item 15. Exhibits, Financial Statement Schedules, page 38

1.    We note your disclosure that you depend significantly on two long-term contracts, one with LC Industries and one with NSPA. Together, these two contracts appear to constitute a significant percentage of your total revenue—approximately 33% in 2015. We note that your agreement with LC Industries was filed in your Form 10-Q for the quarter ended September 30, 2014, but not listed in the exhibit index of subsequent annual reports. It appears that the agreement with NSPA was never filed, though you indicated that you would do so in future filings in your response letter to staff comment dated January 14, 2010. Please tell us why these contracts are not filed herein or incorporated by reference. Please refer to Item 601(b)(10)(ii)(B).

RESPONSE:

The Company notes that its contracts with LC Industries and NSPA were filed as exhibits to the Company’s Form 10-Ks filed on March 22, 2010 and March 28, 2011. The Company acknowledges the Staff’s comment, and will again include these contracts as exhibits to its future filings (to the extent they continue to be material contracts).

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

November 21, 2016

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Please do not hesitate to call me at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Jason Simon

Jason Simon

cc:	Andrea Settembrino, Cyalume Technologies Holdings, Inc.